Exhibit 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions
(in thousands, except ratio amounts)

	Three Months Ended March 31,		Year Ended December 31,
	2018		2017		2016		2015		2014		2013
Income from continuing operations (including gains on sales of properties, if any) before income tax benefit (expense) and equity in earnings of an investee	$80,633		$201,904		$226,993		$167,963		$199,036		$127,750
Fixed Charges	47,540		181,579		161,913		144,898		139,486		145,954
Adjusted Earnings	$128,173		$383,483		$388,906		$312,861		$338,522		$273,704

Fixed Charges:
Interest on indebtedness and amortization of debt issuance costs and debt discounts and premiums	$47,540		$181,579		$161,913		$144,898		$139,486		$145,954
Preferred distributions	—		1,435		20,664		20,664		20,664		26,559

Combined Fixed Charges and Preferred distributions	$47,540		$183,014		$182,577		$165,562		$160,150		$172,513

Ratio of Earnings to Fixed Charges and Preferred distributions	2.70	x	2.10	x	2.13	x	1.89	x	2.11	x	1.59	x